Exhibit 99.1

ROYAL STANDARD MINERALS INC.

CUSIP #780919106	OTCBB: RYSMF

NEWS RELEASE
April 16, 2012

Royal Standard Announces Expiration of Legacy Options

Toronto, Ontario – April 16, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) announced today that, as previously disclosed in the Management Information Circular dated December 13th, 2011, certain previously issued options to past members of the Company’s Board of Directors (some of whom were also past officers of the Company) (the “Prior Holders”) have expired as of April 10, 2012.  The expired options represent the entire options package of the Prior Holders. The expiration of the 6,560,191 options has been an item of interest for many shareholders since the management of the Company changed in December 2011.  The expiration of these legacy options decreases dilution for the Company and positions the Company to continue focusing on growing shareholder value.

About Royal Standard Minerals Inc.

Royal Standard Minerals is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties. The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Pinon, and Dixie Comstock. The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel: 416-815-0700 ext. 258
E: nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy
Royal Standard Minerals

aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about current expectations on the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.